

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Pui Lung Ho
Chief Executive Officer
WANG & LEE GROUP, Inc.
5/F Wing Tai Factory Building
3 Tai Yip Street, Kwun Tong,
Kowloon, Hong Kong

Re: WANG & LEE GROUP, Inc.
    Registration Statement on Form F-1
    Filed June 21, 2022
    File No. 333-265730

Dear Mr. Ho:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

Registration Statement on Form F-1

Cautionary Statement Regarding Doing Business in China, page 3

1.   Please revise the definition of "PRC or China" on page 3 to include Hong Kong and Macau and clarify that the only time that "PRC or China" does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC. Additionally, clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations.

2.   We note your disclosure regarding data security in the PRC. Please disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. To the extent that there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security, revise your risk factors to explain how this oversight impacts the company's business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Risk Factors, page 19

3.   We note your response to prior comment 9 and reissue the comment. We note your cross-reference to the discussion of the material differences in BVI law and your memorandum and articles of association and Delaware on page 42 of your prospectus. Please highlight the key differences in your risk factor disclosure as well. Refer to Item 16G of Form 20-F.

4.   We note your response to prior comment 10. Please reconcile your disclosure that you have budgeted $500,000 for your internal control improvements with your Use of Proceeds disclosure.

Use of Proceeds, page 46

5.   We note that your intended use of net proceeds exceeds 100%. Please revise or advise.

6.   We note your response to prior comment 11 and reissue in part. Please provide the estimated costs of the new assets to be acquired in setting up the new workshop. Refer to Item 3(C)(2) of Form 20-F.

Dilution, page 50

7.   Your disclosure in the second paragraph under this heading indicates that the pro forma as adjusted net tangible book value as of December 31, 2021 would have been $1,116,434, or $0.09 per share. Please explain to us how this reconciles to the table which shows that your pro forma net tangible book value after the offering would have been $0.85 per share.

Exhibits

8.   Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.

General

9.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Benjamin Tan